MinebeaMitsumi

Passion to Create Value through Difference

May 8, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact:	Takayuki Ishikawa
General Manager
Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice regarding the Repurchase Status of Own Shares
 (Repurchase of Own Shares pursuant to Section 1 of Article 459 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces the repurchase status of its own shares pursuant to Section 1 of Article 459 of the Company Law, as resolved on February 13, 2017 at the Board Meeting.

1. Type of shares repurchased:	Shares of common stock of MINEBEA MITSUMI Inc.
2. Aggregate number of shares repurchased:	0 shares
3. Aggregate amount of repurchase:	0 yen
4. Period of repurchase:	From April 1, 2017 to April 30, 2017

(Reference)
1. Details of the resolution on the repurchase of own shares at the Board Meeting on February 13, 2017
(1) Type of shares to be repurchased:	Shares of common stock of MINEBEA MITSUMI Inc.
(2) Aggregate number of shares to be repurchased:	Up to a maximum of 12 million shares (Ratio of aggregate number of shares to be repurchased to number of shares outstanding (excluding treasury shares): 2.82%)
(3) Aggregate amount of repurchase:	Up to a maximum of 15 billion yen
(4) Period of repurchase:	From February 14, 2017 to September 22, 2017

2. Cumulative total of own shares repurchased in accordance with the above resolution
(1) Aggregate number of shares repurchased:	0 shares
(2) Aggregate amount of repurchase:	0 yen

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